Exhibit 99.1

Administrative Penalty by the CSRC

On May 22, 2026, certain subsidiaries of UP Fintech Holding Limited (NASDAQ: TIGR) (the “Company”) received notices from the China Securities Regulatory Commission Beijing Bureau (the “CSRC Beijing Bureau”) indicating that the CSRC Beijing Bureau had initiated an investigation into their suspected illegal operations of securities, fund and futures business, and found that these subsidiaries had conducted unlicensed cross-border securities business and illegal activities relating to the fund and futures business in mainland China. Based on its findings, the CSRC Beijing Bureau has imposed administrative penalties in the aggregate amount of approximately RMB308.1 million and confiscation of illegal income in the aggregate amount of approximately RMB103.1 million. Mr. Tianhua Wu, a director and the CEO and controlling person of the Company, has also received a warning and penalty of RMB1.25 million. As of the end of 2025, retail client assets in mainland China under the Company’s consolidated accounts constituted approximately 10% of the Company’s total client assets.

The Company accepts the penalty with sincerity. The Company is fully cooperating with the regulatory authorities, and will strictly implement the rectification measures required by the authorities. The Company remains committed to fulfilling its obligations as an online brokerage firm and complying with applicable laws and regulations.

Safe Harbor Statement

This current report on Form 6-K contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. The Company may also make written or oral forward-looking statements in its other periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual reports on Form 20-F filed with the SEC. All information provided herein is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.